Exhibit 99.61

DATE, SIGNATURE AND CERTIFICATE OF QUALIFICATIONS

Mark W.G. King

Groundwater Insight Inc.

3 Melvin Road, Halifax, Nova Scotia. B3P 2H5

Phone: 902 223 6743

kinq@qwinsight.com

As supervising author of Sections 12 and 14 in the “Updated Feasibility Study Reserve Estimation of Lithium Carbonate at the Cauchari-Olaroz Salars, Jujuy Province, Argentina” with and effective date of March 29, 2017, prepared for Lithium Americas Corp. (the “Report”), I, Mark W.G. King, do hereby certify that:

1.	I am employed as President and Senior Hydrogeologist with Groundwater Insight Inc., 3 Melvin Road, Halifax, Nova Scotia, B3P 2H5, telephone 902 223 6743, email kinq@qwinsight.com.

2.	I have the following academic and professional qualifications and experience:

a.	Academic

i.	B.Sc. (Geology), Dalhousie University, Halifax, Nova Scotia, 1982

ii.	M.A.Sc. (Civil Eng.), Technical University of Nova Scotia, 1987

iii.	Ph.D. (Earth Science), University of Waterloo, Waterloo, Ontario, 1997

b.	Professional

i.	Registered Professional Geoscientist of Nova Scotia (membership #84); member of Council of the Association

ii.	Member of Association of Groundwater Scientists and Engineers (membership #3002241)

c.	Areas of Specialization Relevant to this Report

i.	Field delineation and monitoring of solutes in groundwater

ii.	Organic and inorganic groundwater geochemistry

iii.	Involvement in lithium brine studies on more than 10 salars in Chile, Argentina and Nevada

iv.	29 years of experience in groundwater quality and quantity projects.

3.	I am a “qualified person” for the purposes of National Instrument 43-101 — Standards of Disclosure for Mineral Projects (the “Instrument”).

4.	I visited the Cauchari and Olaroz Salars several times during the course of the field work conducted there, with the most recent visit being on or around the end of 2012.

5.

I am responsible for technical review and supervising the preparation of materials under Section 12 Data Verification and Section 14 Mineral Resource Estimate. These sections were originally provided in the July 2012 Report entitled: “Feasibility Study Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”. It is my understanding that they have been re-produced in the current report in a manner that is consistent with their original issuance, with some minor re-organization for presentation purposes. Lithium Americas Corp. has indicated to me that no substantive and relevant information has been collected since the original issuance in 2012, which should be considered in Sections 12 and 14. My role in the current report is limited to these two previous Sections (Sections 12 and 14). I have not been involved in, nor do I have technical knowledge of, the numerical modeling updates and applications used to update the Reserve Estimate documented in Section 15 of the current report.

6.	I am independent of Lithium Americas Corp. as described in section 1.5 the Instrument.

7.

In addition to the current report, I also supervised the preparation of three previous reports on the Cauchari and Olaroz Salars on behalf of Lithium Americas Corp. entitled “Feasibility Study Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Juyjuy Province, Argentina” dated July 11, 2012; “Amended Inferred Resource Estimation of Lithium and Potassium at the Cauchari and Olaroz Salars, Jujuy Province, Argentina” dated May 6, 2010 and “Measured, Indicated, and Inferred Resource Estimation of Lithium and Potassium at the Cauchari and Olaroz Salars, Juyjuy Province, Argentina” dated December 6, 2010.

8.	I had no involvement with the Cauchari and Olaroz Salars, prior to preparation of the above-noted reports.

9.	I have read the Instrument, and Sections 12 and 14 of this Report have been prepared in compliance with the Instrument.

10.

As of the date of this Report, and to the best of my knowledge, information, and belief, the sections of the Report under my responsibility (Sections 12 and 14) as stated above contain all scientific and technical information that is required to be disclosed to make this Report not misleading.

Effective Date: March 29, 2017

Date of Signing: May 11, 2017

{SIGNED AND SEALED} [Mark King]

Signature of Qualified Person	Print name of Qualified Person